FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Vizsla Silver Corp.
Suite 700, 1090 West Georgia Street
Vancouver, British Columbia  V6E 3V7
(the "Company" or "Vizsla")

Item 2 Date of Material Change

January 24, 2023

Item 3 News Release

The news release was disseminated on January 24, 2023 through Cision and filed on SEDAR.

Item 4 Summary of Material Change

The Company announced that an updated mineral resource for its flagship, 100% owned Panuco silver-gold project located in Sinaloa, Mexico. The Updated Mineral Resource Estimate was completed by Allan Armitage, Ph.D., P.Geo., of SGS Geological Services.Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that an updated mineral resource estimate ("Updated Mineral Resource Estimate") for its flagship, 100% owned Panuco silver-gold project (the "Project" or "Panuco") located in Sinaloa, Mexico. The Updated Mineral Resource Estimate was completed by Allan Armitage, Ph.D., P.Geo., of SGS Geological Services.

Highlights of the Updated Mineral Resource Estimate including comparison to the maiden mineral resource estimate released in March 2022:

• 71% increase in indicated mineral resources from 61.1 to 104.8 Moz AgEq

• 150% increase in inferred mineral resources from 45.6 to 114.1 Moz AgEq

• 14% increase in average indicated mineral resource grade from 383 to 437 g/t AgEq

• 42% increase in average inferred mineral resource grade from 345 to 491 g/t AgEq Copala Structure

• Copala indicated mineral resources hosts 51.1 Moz AgEq an increase of 701%, at a grade of 516 g/t AgEq

• Copala inferred mineral resources hosts 55.4 Moz AgEq an increase of 198%, at a grade of 617 g/t AgEq

• Copala wireframe averages 10m in thickness

Key Statistics

• 93% of the value of the Updated Mineral Resource Estimate is comprised of precious metals, including 59% from silver

• A total of 10 epithermal veins were included in the Updated Mineral Resource Estimate, representing ~10% of the known vein strike in the district

• Total all-in exploration cost of US$0.19/oz AgEq discovered (US$0.15/oz AgEq discovered since March 2022)

Indicated Mineral Resources are estimated at 7.5 million tonnes ("Mt") grading 243 grams per tonne ("g/t") silver, 2.12 g/t gold, 0.23% lead, and 0.71% zinc (437 g/t silver equivalent ("AgEq")). The Updated Mineral Resource Estimate includes indicated mineral resources of 58.3 million ounces ("Moz") of silver, 508 thousand ounces ("koz") of gold, 17.0 kilo tonnes ("kt") of lead, and 53.3 kt of zinc (104.8 Moz AgEq).

Inferred Mineral Resources are estimated at 7.2 Mt grading 304 g/t silver, 2.14 g/t gold, 0.19% lead, and 0.54% zinc (491 g/t AgEq). The Updated Mineral Resource Estimate includes inferred mineral resources of 70.7 Moz of silver, 496 koz of gold, 13.6 kt of lead, and 39.3 kt of zinc (114.1 Moz AgEq).

The Updated Mineral Resource Estimate is centred on the western portion of Panuco, encompassing ~8 km of the known 86 km of cumulative vein strike in the district. The Updated Mineral Resource Estimate includes 198 new infill/expansion holes (82,140 metres) completed by Vizsla Silver between December 2021 and September 2022. In total, the updated Mineral Resource Estimate is based on a total drill database of 644 holes (202,709 metres) completed by Vizsla Silver since November 2019.

"We are very pleased to deliver this updated resource, representing yet another major milestone for Vizsla Silver as we continue to grow and de-risk the high-grade mineralization at Panuco," commented Michael Konnert, President and CEO. "We have now delineated approximately 60 million ounces of silver and 508 thousand ounces of gold in the indicated category and 70 million ounces of silver and 496 thousand ounces of gold in the inferred category with significant upside potential remaining in the district. Most impressive is the material growth to the precious metals-rich Copala structure, where successful drilling throughout 2022 contributed to a 701% increase in indicated mineral resources to 51.1Moz AgEq and a 198% increase in inferred mineral resources to 55.4 Moz AgEq. Additionally, the inclusion of the high-grade Cristiano structure, which can conceptually be developed alongside Copala, represents a near surface high grade feed source. The updated resource estimate comes only 10 months from the maiden resource estimate at a discovery cost of US$0.15 per added ounce and is based on a total of 10 veins representing only 10% of the known vein strike in the district. Going forward, the Company plans to continue its ongoing aggressive exploration of the district with seven drill rigs focused on category conversion, incremental expansion and testing new targets. This, along with previous drilling completed toto date, will support a potential mineral resource estimate update in the second half of 2023. This is an incredible achievement that required substantial effort from the entire Vizsla Silver team, including our contractors and local communities. I want to thank everyone involved for their commitment and contribution to this achievement and look forward to another successful year of growth and discovery in 2023."

Vizsla Silver will be hosting a webcast to discuss the Updated Mineral Resource Estimate at 8:00am PT on Wednesday, January 25, 2023.

A technical report is being prepared on the Updated Mineral Resource Estimate in accordance with National Instrument 43-101 ("NI-43-101") and will be available on the Company's website and SEDAR within 45 days of the date of this release. The effective date of the Updated Mineral Resource Estimate is January 12, 2023.                            5.2              Disclosure for Restructuring Transactions

Panuco Project Resource Summary - January 2023 (150 g/t AgEq cut-off)

Classification	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Maiden Mineral Resource Estimate[1]
Indicated	5.0	191	2.08	0.26	0.50	383	30,501	331	13.0	24.6	61,137
Inferred	4.1	187	1.79	0.13	0.30	345	24,704	236	5.3	12.4	45,555
Updated Mineral Resource Estimate[2]
Indicated	7.5	243	2.12	0.23	0.71	437	58,330	508	17.0	53.3	104,793
Inferred	7.2	304	2.14	0.19	0.54	491	70,672	496	13.6	39.3	114,113

1 AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $20.70/oz silver, $1,655/oz gold, $1,902/t lead, $2,505/t zinc.

2 AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc.

Panuco Project Indicated & Inferred Mineral Resource Summary by Vein (150 g/t AgEq cut-off)

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated
Copala	3.1	343	2.22	0.06	0.12	516	6.88	33,999	220	1.9	3.6	51,106	681
Tajitos	0.6	329	2.09	0.10	0.17	496	6.62	6,197	39	0.6	1.0	9,337	124
Cristiano	0.2	414	2.54	0.08	0.19	614	8.19	2,022	12	0.1	0.3	3,003	40
Copala Area Total	3.8	344	2.21	0.07	0.13	517	6.89	42,218	271	2.6	4.9	63,446	846
Napoleon	3.3	135	1.99	0.41	1.39	351	4.68	14,186	209	13.5	45.2	36,814	491
Napoleon HW	0.3	151	1.45	0.22	0.79	298	3.97	1,407	14	0.6	2.3	2,767	37
Josephine	0.1	179	5.13	0.33	0.94	610	8.13	519	15	0.3	0.8	1,766	24
NP Area Total	3.6	138	2.02	0.40	1.33	353	4.71	16,112	237	14.4	48.3	41,347	551
Total Indicated	7.5	243	2.12	0.23	0.71	437	5.83	58,330	508	17.0	53.3	104,793	1,397
Inferred
Copala	2.8	433	2.31	0.11	0.21	617	8.23	38,838	207	3.2	5.7	55,409	739
Tajitos	0.7	340	2.08	0.20	0.32	514	6.85	7,740	47	1.4	2.3	11,713	156
Cristiano	0.4	604	3.82	0.18	0.32	908	12.11	7,494	47	0.7	1.2	11,273	150
Copala Area Total	3.9	433	2.42	0.14	0.24	627	8.36	54,072	302	5.3	9.3	78,395	1,045
Napoleon	1.7	149	1.59	0.29	1.06	318	4.24	8,129	87	4.9	18.1	17,393	232
Napoleon HW	0.4	176	1.58	0.23	1.00	341	4.54	2,025	18	0.8	3.6	3,910	52
Josephine	0.2	110	3.28	0.24	0.67	389	5.19	817	24	0.5	1.6	2,891	39
Cruz	0.4	123	2.62	0.24	1.16	371	4.95	1490	32	0.9	4.4	4,514	60
NP Area Total	2.7	145	1.88	0.27	1.03	335	4.46	12,461	161	7.2	27.6	28,708	383
San Antonio	0.3	226	1.30	0.01	0.03	325	4.33	2,038	12	0.0	0.1	2,936	39
*Animas	0.4	169	1.68	0.29	0.60	327	4.37	2,101	21	1.1	2.3	4,074	54
Total Inferred	7.2	304	2.14	0.19	0.54	491	6.55	70,672	496	13.6	39.3	114,113	1,521

*Animas is Rosarito and Cuevillas veins

Note:

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc.

AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram). Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc.

Panuco Project Indicated & Inferred Mineral Resource Sensitivity Table

Classification COG AgEq	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(koz)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Indicated:
>=300 ppm	3.8	380	3.28	0.24	0.70	661	45,989	397	9.1	26.5	79,969
>=250 ppm	4.6	339	2.92	0.24	0.73	594	49,543	428	10.8	33.2	86,858
>=200 ppm	5.7	294	2.54	0.24	0.73	520	53,574	464	13.4	41.4	94,831
>=150 ppm	7.5	243	2.12	0.23	0.71	437	58,330	508	17.0	53.3	104,793
>=120 ppm	9.0	213	1.86	0.22	0.69	386	61,400	537	19.5	61.7	111,255
>100 ppm	10.2	194	1.70	0.21	0.66	354	63,419	554	21.1	67.3	115,469
Inferred:
>=300 ppm	4.0	456	3.13	0.20	0.47	716	59,148	406	8.3	18.9	92,784
>=250 ppm	4.8	410	2.83	0.20	0.48	647	62,677	433	9.6	23.1	98,968
>=200 ppm	5.7	362	2.51	0.20	0.52	576	66,412	461	11.1	29.5	105,757
>=150 ppm	7.2	304	2.14	0.19	0.54	491	70,672	496	13.6	39.3	114,113
>=120 ppm	8.6	268	1.89	0.18	0.53	436	73,709	519	15.3	45.5	119,802
>100 ppm	9.8	241	1.71	0.17	0.52	394	75,803	538	17.1	50.7	124,190

Panuco Project Updated Mineral Resource Estimate Notes:

  The classification of the Updated Mineral Resource Estimate into indicated and inferred mineral resources is consistent with current 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. The effective date for the Updated Mineral Resource Estimate is January 12, 2023.
  All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.
  All mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.
  Mineral resources are not mineral reserves. Mineral resources which are not mineral reserves, do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
  The database comprises a total of 644 drill holes for 202,709 metres of drilling completed by Vizsla Silver between November 2019 and September 2022.
  The mineral resource estimate is based on 21 three-dimensional ("3D") resource models, constructed in Leapfrog, representing the Napoleon area (10 wireframes), the Copala area (4 wireframes), Tajitos (1 wireframe), Animas (5 wireframes) and San Antonio (1 wireframe).
  Silver, gold, lead and zinc were estimated for each mineralization domain in the Panuco Project. Blocks within each mineralized domain were interpolated using 1.5 metre capped composites assigned to that domain. To generate grade within the blocks, the inverse distance squared (ID2) interpolation method was used for all domains. All estimates are based on variable block dimensions (by deposit area) and estimation search parameters (by domain).
  Average density values were assigned per zone based on 511 samples analysed by ALS in Zacatecas, Mexico or inhouse with 5% checks by ALS.
  It is envisioned that the Panuco Project deposits may be mined using underground mining methods. Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes.
  The base-case AgEq Cut-off grade considers metal prices of $24.00/oz Ag, $1800/oz Au, $2425/t Pb and $2976/t Zn and considers metal recoveries of 93% for silver, 90% for gold, 94% for Pb and 94% for Zn.
  The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t rock and processing, treatment and refining, transportation and G&A cost of US$50.00/t of mineralized material.
  The Updated Mineral Resource Estimate may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The Company remains well-funded to complete its ongoing 90,000-metre 2023 drill program with seven drill rigs designed to upgrade and expand the Project's resource base and test high priority targets located in the west, central and eastern areas of the district. Dependent on ongoing exploration success, the Company plans to publish a further update to the Updated Mineral Resource Estimate in the second half of 2023.

Discovery Costs

To date, the Company has incurred an aggregate of approximately US$41.8 million in exploration expenditures over the life of the Project.  This equates to an estimated discovery cost per silver equivalent ounce of US$0.19 for resources defined in the Updated Mineral Resource Estimate.

Item 5 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 6 Omitted Information

Not applicable.

Item 7 Executive Officer

For further information, contact:

Michael Konnert
Chief Executive Officer
Telephone: (604) 364-2215

Item 8 Date of Report

February 27, 2023